A0800223

C3228962

NCTO

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION

FILED
Secretary of State
State of California
JUL 14 2017

VM

ICC

Gary L. Blum and Donald P. Hateley certify that:

1. They are the Chief Executive Officer and Assistant Secretary, respectively, of Thunderclap Entertainment, Inc., a California corporation.

2. Article One is amended to read as follows:

ARTICLE ONE

The name of this corporation is TraqIQ, Inc.

3. Article Four is amended to read as follows:

ARTICLE FOUR

(a) This Corporation is authorized to issue two classes of shares, designated respectively "Common Stock" and "Preferred Stock." 300,000,000 shares of $0.0001 par value Common Stock may be issued. 10,000,000 shares of $0.0001 par value Preferred Stock may be issued.

(b) The board of directors may divide the Preferred Stock into any number of series. The board of directors shall fix the designation and number of shares of each such series. The board of directors may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.

4. Article Six is added to read as follows:

ARTICLE SIX

(a) Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment pursuant to the Corporations Code, all issued and outstanding shares of Common Stock, no par value per share (the "Pre-Reverse Split Stock"), shall be and hereby are automatically combined and reclassified (the "Reverse Stock Split"), such that each twenty (20) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the Corporation's Common Stock, par value $0.0001 per share (the "New Common Stock"), without any action by the holders thereof. The Corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split shall receive a share rounded up to the next whole number. No shareholder shall receive less than 50 shares of New Common Stock as a result of the Reverse Stock Split.

5. The foregoing amendment of Articles of Incorporation has been duly approved by the Sole Director and by the required vote of shareholders in accordance with Section 903 of the Corporations Code. The corporation has two classes of shares and the number of shares, each of which is entitled to vote with respect to the amendment. The number of outstanding shares of each class is 16,485,000 of Common stock and 0 of Preferred stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of each class.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: July 14, 2017

By: Gary L. Blum

Gary L. Blum
Its: Chief Executive Officer

Dated: July 14, 2017

By: Donald P. Hateley

Donald P. Hateley
Its: Assistant Secretary